CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 5, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

INCREASE IN ROSEBEL RESERVES

Cambior Inc. (TSX & AMEX:CBJ) is pleased to announce an increase of 11% in its gold reserves at the Rosebel mine identified during the first semester of 2005.

Some 25,200 metres of development drilling have been carried out in the first five months of 2005 on the Royal Hill deposit. The analysis of the results and the mining experience gained at Royal Hill have resulted in an addition of 265,000 contained ounces.

The Rosebel mine is located in Suriname and commenced operation on February 11, 2004. The mine consists of six deposits identified to date located within a mining concession of 170 sq. km.

Since the commencement of production, the reserves at Rosebel have increased by 27% or 642,000 ounces through additional drilling and the inclusion of additional resources rendered economic by an increase in the gold price. The table below highlights the evolution in proven and probable reserves over the last 18 months:

Rosebel Mineral Reserves

	Tonnage (000t)	**Grade (g Au/t)**	**Contained Gold (000 oz)**
Pay Caro	15,278	1.70	839
East Pay Caro	5,761	1.22	225
Koolhoven	4,789	1.39	214
Royal Hill	15,933	1.53	786
Mayo	5,916	1.47	280
Rosebel	2,898	1.34	125
Stockpiles	1,806	1.17	68
Reserves – July 1st, 2005 (1)	**52,380**	**1.51**	**2,537**
Production – 1st half 2005	3,605	1.61	187
Sub-total	**52,910**	**1.52**	**2,724**
Production – 2004	5,067	1.84	300
Total – Production and Reserves	**61,052**	**1.54**	**3,024**
Reserves – January 1st, 2005(1)	50,862	1.45	2,459
Reserves – January 1st, 2004(2)	47,165	1.57	2,382

(1) Based on gold price of $400 per ounce

(2) Based on gold price of $350 per ounce

As drilling results on Royal Hill were compiled, development drilling was switched over to the Rosebel deposit where an 8,000-metre drilling program is currently underway. Based on the increased knowledge and remaining potential of the Royal Hill deposit, a follow-up drilling program of 14,000 metres is planned at Royal Hill in the second half of the year. Minor drilling programs are also scheduled on the Pay Caro and East Pay Caro deposits. The reserves development programs at Rosebel are being increased to 52,000 metres of drilling with an increased budget of $5.4 millions in 2005.

In parallel with the reserves development programs, various exploration programs budgeted at $2.8 millions will be pursued on the Rosebel Concession, the surrounding Headley's Reef and Thunder Mountain Exploration Permits and the newly obtained, with local partners, six exploration permits in the Sarakreek district south of the Brokopondo water reservoir. These exploration programs are aimed at discovering additional gold deposits within highly prospective geological settings.

Louis P. Gignac, President and Chief Executive Officer noted: "Following a very successful start-up at Rosebel, we embarked on an investment program to build on our reserve base and increase our asset value. We are extremely pleased with these initial results and are keen to aggressively pursue our program to fully delineate the potential of the Rosebel orebodies and discover additional orebodies".

Methodology and Risks

Mineral reserve and resource estimates have been estimated by a qualified person, Réjean Sirois, P. Eng., Geology Superintendent at Rosebel Gold Mines N.V., in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM "Standards on Mineral Resources and Reserves"). There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. Reserve estimation is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Rosebel for the proven and probable mineral reserves.

	Average metallurgical recovery (% of Gold)	Cut-off grades (g Au/t)
Rosebel	92 to 94	0.5 to 0.7

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the geological context, mining exploration risks, calculation and evolution of mineral resources and reserves, work programs, drilling targets and results, interpretation of work results, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information please contact:

CAMBIOR INC.
Bryan A. Coates
Vice President Finance and
Chief Financial Officer
Direct line: (450) 677-2912
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-12



Koolhoven

"J"

Tailings
Pond

Pay Caro

Spin

Mill Site

East Pay Caro

Mama Creek

Airstrip

Rosebel

Roma

Mayo

Royal Hill

Monsanto
Hill

Nieuw Koffiekamp

Paramaribo

N

0   5
km

Rosebel Property Plan

Exploration Zones

Property Limits

Roads

Planned Open Pits

Resource Outline



Thunder Mountain
Nature Reserve
Rosebel
Headley's Reef
Thunder Mountain
Brownsberg Nature Park
Brokopondo Reservoir
0 10 20
km
N
SURINAME
FRENCH GUIANA
Sarakreek Project
Rivers
Roads
Nature Reservations
Right of Exploitation
Exploration Concessions